UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No: 333-106929

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Bancshares, Inc.

105 Progressive Drive

Columbus Grove, Ohio   45830

REQUIRED INFORMATION

(a)

United Bancshares, Inc. Restated Employee Stock Ownership Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the fiscal years ended December 31, 2019 and 2018, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b)     Exhibit

(23) Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED BANCSHARES, INC. RESTATED

EMPLOYEE STOCK OWNERSHIP PLAN

By: Plan Administrative Committee

             /s/ Heather M. Oatman                                                      June 29, 2020

Name:       Heather M. Oatman                                                       Date

           (on behalf of the Plan Trustees)

United Bancshares, Inc.

Restated Employee Stock Ownership Plan

Financial Statements and Supplemental Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..........................................................................................4

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)..........................................................................................................................17

-

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Trustees and Plan Participants
United Bancshares, Inc. Restated Employee Stock Ownership Plan
Columbus Grove, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of United Bancshares, Inc. Restated Employee Stock Ownership Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of United Bancshares, Inc. Restated Employee Stock Ownership Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

A member of Nexia International

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

	2019	2018
ASSETS
Investments:
Participant-directed	$19,436,481	$16,445,771
Nonparticipant-directed	364,392	162,778

Total Investments	19,800,873	16,608,549

Receivables:
Employer Contributions	93,266	76,933
Notes receivable from participants	270,549	218,309

Total receivables	363,815	295,242

Total assets	20,164,688	16,903,791

NET ASSETS AVAILABLE FOR BENEFITS	$20,164,688	$16,903,791

The accompanying notes are an integral part of the financial statements.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2019 and 2018

	2019	2018
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$2,504,209	$(2,123,212)
Interest and dividends, including dividends from
United Bancshares, Inc. common stock of
$200,231 in 2019 and $176,754 in 2018	401,130	869,783

Net investment income (loss)	2,905,339	(1,253,429)

Interest income from notes receivable
from participants	11,852	13,067

Contributions:
Employer	1,201,877	1,025,150
Participants, including rollover contributions
of $30,189 in 2019 and $0 in 2018	1,134,101	917,748

Total contributions	2,335,978	1,942,898

Total additions	5,253,169	702,536

DEDUCTIONS FROM NET ASSETS AVAILABLE
FOR BENEFITS
Benefits paid to participants or their beneficiaries	1,932,598	822,920
Administrative expenses	59,674	43,122

Total deductions	1,992,272	866,042

Net increase (decrease)	3,260,897	(163,506)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	16,903,791	17,067,297

End of year	$20,164,688	$16,903,791

The accompanying notes are an integral part of the financial statements.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparing the financial statements of United Bancshares, Inc. Restated Employee Stock Ownership Plan (the “Plan”) are presented below.

Basis of Presentation

The accompanying financial statements of the Plan are prepared using the accrual method of accounting. Such financial statements present the net assets available for benefits and changes in such net assets.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value which is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

The net appreciation (depreciation) in fair value of investments includes reinvested capital gain distributions earned on mutual funds during the year, as well as the net appreciation (depreciation) in fair value of investments purchased, sold and held during the year. Purchases and sales of investments are recorded on a trade-date basis.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable from Participants

Notes receivable from participants are uncollateralized obligations and are stated at the amount of unpaid principal balance plus any accrued but unpaid interest. Payments of notes receivable from participants are applied to the specific accounts comprising the balance.

Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan agreement.

Payment of Benefits

Benefit payments to participants or their beneficiaries are recorded upon payment.

Administrative Expenses

Administrative expenses primarily consist of notes receivable processing, custodian, and third-party administration and other professional fees. Substantially all other costs, including internal costs of administering the Plan are paid directly by the Plan’s sponsor, United Bancshares, Inc. (“United”) and its subsidiary, The Union Bank Company (the “Bank”).

Subsequent Events

Management evaluated subsequent events through June 29, 2020, the date the financial statements were issued.  Events or transactions occurring after December 31, 2019, but prior to June 29, 2020 that provided additional evidence about conditions that existed at December 31, 2019, have been recognized in the financial statements for the year ended December 31, 2019. Events or transactions that provided evidence about conditions that did not exist at December 31, 2019 but arose before the financial statements were issued, have not been recognized in the financial statements for the year ended December 31, 2019.

Subsequent to year-end, the World Health Organization declared the spread of Coronavirus Disease (COVID-19) a worldwide pandemic. The COVID-19 pandemic is having significant effects on global markets, supply chains, businesses, and communities. Specific to United's common stock, COVID-19 may impact various parts of United’s 2020 operations and financial results, including but not limited to additional costs for disease control, employee safety, or loss of revenue due to reductions in certain revenue streams. Management believes United is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated.

NOTE 2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement and “Summary Plan Description” for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, was established effective September 21, 2004 for the purpose of providing benefits to the employees of United and its subsidiary. The Plan has been established as an employee stock ownership plan, as defined in Section 4975(e)(7) of the Internal Revenue Code.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

All non-collective bargaining unit employees of United and its subsidiary that have attained age 18 and are expected to complete 1,000 hours of service during a 12-month period are eligible to participate in the Plan. Participants may enter the Plan on the first day of each calendar quarter.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy

Plan participants may elect to defer and contribute not less than 1% nor more than 50% of their annual compensation, as defined in the Plan, subject to certain limitations as specified in the Internal Revenue Code. Effective January 1, 2019, plan participants are permitted to elect to have a percentage, limited by Plan provisions, of their compensation contributed as Roth contributions to the Plan.

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation, until changed by the participant.

United and the Bank have agreed to make discretionary matching contributions to the Plan, based on participant deferral contributions, as well as discretionary profit sharing contributions based on annual compensation. For the years ended December 31, 2019 and 2018, the matching contribution was 100% of each participant’s deferral contribution, limited to 6% of annual compensation, amounting to $770,710 and $652,351, respectively.

The Plan has adopted safe harbor provisions with respect to profit sharing contributions. Under the safe harbor provisions, profit sharing contributions are discretionary, but must be at least 3% of annual compensation. Participants are vested in profit sharing contributions made under the safe harbor provisions upon completion of two years of credited service.

The discretionary profit sharing contribution, as approved by the Boards of Directors of United and the Bank, was 3% of annual compensation for the years ended December 31, 2019 and 2018 and amounted to $431,167 and $372,799, respectively.

The Plan accepts rollover contributions from other qualified plans in the form of cash or United common stock.

Investment Options

Participants direct the investment of salary deferral contributions in their individual account to various investment funds which have been approved by the plan administrator. The Plan presently offers various mutual funds and United common stock as investment options for plan participants.

Through December 31, 2006, United and the Bank elected that all matching and profit sharing contributions be invested in United common stock in lieu of cash or other investments. Effective January 1, 2007, participants of the Plan have certain securities diversification rights with respect to that portion of their individual accounts invested in United common stock. Participants who are fully-vested in the Plan may also direct the manner in which employer contributions, made subsequent to January 1, 2007, are invested. Participants may continue to divest their accounts of any United common stock attributable to elective deferral and rollover contributions.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts

Separate individual accounts have been established for each participant. The balance of the accounts consist of participant deferral contributions, as well as any rollover contributions, and matching and profit sharing contributions made by United and the Bank, including investment earnings or losses thereon.

Shares of United common stock are allocated to participants based on employee deferral contributions as well as the respective matching and profit sharing contribution made on their behalf by United and the Bank, taking into consideration the average purchase price of United’s common stock during the period. Shares are generally acquired by the Plan with the proceeds from quarterly cash dividends, unless the participant elects to take the dividend in cash as a distribution. Shares acquired with the proceeds of cash dividends are also allocated to participants (other than those electing to receive cash dividends) ratably based on shares owned at the record date of the dividend.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in any deferral or rollover contributions made to the Plan, including earnings or losses thereon. Vesting in discretionary matching and profit sharing contributions made by United and the Bank, plus earnings or losses thereon, is based on years of credited service. Participants are fully vested upon completion of three years of credited service, except for profit sharing contributions made under the safe harbor provisions for which participants are fully vested upon completion of two years of credited service.

Forfeited Accounts

In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represents forfeitures upon distribution of the vested portion of the participant’s account or upon completion of five consecutive 1-year breaks in service. Forfeitures are available to pay Plan administrative expenses and amounted to $30,926 and $53,619 as of December 31, 2019 and 2018, respectively. Forfeitures of $57,190 and $37,608 were used to pay administrative expenses for the years ended December 31, 2019 and 2018, respectively.

Payment of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date or reaches age 59-1/2, terminates employment with United or the Bank, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual accounts.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits, Continued

If a participant dies before receiving all of the benefits in their accounts, the surviving spouse or designated beneficiary receives the remainder in the participant’s accounts either as an annuity, a lump sum, or in the form of partial withdrawals provided the minimum withdrawal is $1,000. The Plan also provides for distribution without the participant’s consent between $1,000 and $5,000 to be rolled into an individual retirement account in the participants’ name.

The Plan also provides for hardship withdrawals.

Voting Rights

The Trustees of the Plan are entitled to exercise voting rights attributable to shares of United common stock held by the Plan.

Notes Receivable From Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms may not extend beyond five years or the retirement of the individual participant. Loans are secured by the balance in the participant’s accounts and generally bear interest at prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Loans which are more than 30 days delinquent as to principal and interest are considered in default.

NOTE 3 - NONPARTICIPANT-DIRECTED INVESTMENTS

Nonparticipant-directed investments at December 31, 2019 and 2018 consist of United common stock contributed by United and the Bank, not subject to diversification rights as described below.

The Plan has implemented certain securities diversification rights, as more fully described in Note 2. As a result, participants who are fully-vested in the Plan may direct the manner in which all contributions made to their account are invested. Participant-directed investments, as reported in the accompanying statements of net assets available for benefits, reflects participants’ rights to direct the investment of employer contributions as a result of the securities diversification rights.

The changes in nonparticipant-directed investments for the years ended December 31, 2019 and 2018 are principally due to appreciation(depreciation) in the fair value of United common stock and transfers to participant-directed investments as a result of the securities diversification rights. Such amounts, including employer contributions for non-vested participants, are not readily determinable.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 4 - TERMINATION

Although it has not expressed any intention to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants become fully vested in their account balances.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined, in a determination letter dated September 19, 2014, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and is, therefore, not subject to tax under current income tax law. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan continues to qualify as a tax-exempt Plan.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 6 - FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value measurement level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2019 and 2018:

Mutual Funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Stock of United Bancshares, Inc. – Valued at the latest closing price quoted on the NASDAQ Global Market.

Money Market Account – Valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan administrator believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's financial assets (there were no liabilities) at fair value as of December 31, 2019 and 2018.

2019	Level 1	Level 2	Level 3	Total

Mutual funds	$10,573,240	$-	$-	$10,573,240
Common stock - United Bancshares, Inc.:	9,037,308	-	-	9,037,308
Money market accounts	-	190,325	-	190,325

Total Assets at Fair Value	$19,610,548	$190,325	$-	$19,800,873

2018	Level 1	Level 2	Level 3	Total

Mutual funds	$8,916,030	$-	$-	$8,916,030
Common stock - United Bancshares, Inc.:	7,669,942	-	-	7,669,942
Money market accounts	-	22,577	-	22,577

Total Assets at Fair Value	$16,585,972	$22,577	$-	$16,608,549

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 – PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in United common stock and certain Plan investments are managed by TD Ameritrade Trust Company. TD Ameritrade Trust Company is the custodian as defined by the Plan and United Bancshares, Inc. is the Plan sponsor, and, therefore, the investment transactions qualify as party-in-interest transactions. The Plan has several arrangements with service providers. The Plan made direct payments of $59,674 and $43,122 to these service providers for the years ended December 31, 2019 and 2018, respectively.

At December 31, 2019 and 2018, the Plan held 397,944 and 383,114 shares, respectively, of common stock of United Bancshares, Inc. with a fair value of $9,037,308 and $7,669,942, respectively. During the years ended December 31, 2019 and 2018, the Plan recorded dividend income from the common stock of United Bancshares, Inc. of $200,231 and $176,754, respectively.

SUPPLEMENTAL INFORMATION

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

FEIN: 34-1516518 – PLAN 004

SCHEDULE H, LINE 4(i) –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

A	B		C		D	E
	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value			Cost	Current Value

*	United Bancshares, Inc.	Common Stock,	397,944	shares	**	$9,037,308

	Harding Loevner International Equity	Mutual Fund,	1,250	units	**	29,743
	Invesco Oppenheimer Developing Markets	Mutual Fund,	1,915	units	**	87,315
	Manning & Napier Real Estate Class	Mutual Fund,	1,751	units	**	11,276
	T Rowe Price Blue Chip Growth	Mutual Fund,	1,278	units	**	159,073
	Artisian Small Cap Institutional	Mutual Fund,	2,037	units	**	70,363
	Dodge & Cox Income Fund	Mutual Fund,	1,008	units	**	14,142
	Doubleline Shiller Enhanced Cape	Mutual Fund,	8,452	units	**	137,604
	Galliard/Wells Fargo Stable Value Fund	Mutual Fund,	3,018	units	**	71,119
	Vanguard Life Strategy Conservative Growth	Mutual Fund,	66,604	units	**	1,400,692
	Vanguard Life Strategy Growth Fund	Mutual Fund,	85,544	units	**	3,091,570
	Vanguard Life Strategy Income Fund	Mutual Fund,	134,384	units	**	2,178,366
	Vanguard Life Strategy Moderate Growth	Mutual Fund,	109,022	units	**	3,146,366
	Vanguard Small Cap Value Index Fund	Mutual Fund,	1,082	units	**	63,746
	Vanguard Total Stock Market Index	Mutual Fund,	1,404	units	**	111,865

					Total Mutual Funds	10,573,240

*	TD Bank USA MMDA	Money Market account	190,325	units	**	190,325

					Total Money Market	190,325

*	Notes Receivable from Participants	Participant loans, with interest ranging from 4.25 % to 6.5%, payable bi-weekly through September 2024			-	270,549

	TOTAL ASSETS (HELD AT END OF YEAR)					$20,071,422
*	Party-in-interest
**

All mutual funds, money market funds, participant loans, and a portion of common stock are participant-directed. The cost for participant-directed investments is not required to be reported. The total cost basis for United Bancshares, Inc. common stock is $8,093,151. The cost basis for that portion of United Bancshares, Inc. common stock that is nonparticipant-directed is not determinable.

NOTE – The number of shares/units for each mutual fund and money market fund are rounded to the nearest whole unit.

EXHIBIT INDEX

Exhibit No.	Description	Page No.
23	Consent of Independent Registered Public Accounting Firm	19